Exhibit 4.2

THIS NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”) AS DEFINED BY SECTION 1273(a)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE FOLLOWING INFORMATION IS PROVIDED PURSUANT TO THE INFORMATION REPORTING REQUIREMENTS SET FORTH IN TREASURY REGULATION 1.1275-3.

THE ISSUE PRICE OF THIS NOTE IS $21,832,913.00. THE AMOUNT OF OID ON THIS NOTE IS $3,167,087.00. THE ISSUE DATE OF THIS NOTE IS JUNE 15, 2007. THE PER ANNUM YIELD TO MATURITY OF THIS NOTE IS 12.267% COMPOUNDED SEMI-ANNUALLY.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID LAWS.

TRANSFIRST PARENT CORP.

10% Senior Note

Due June 15, 2017

$25,000,000	June 15, 2007

TransFirst Parent Corp., a Delaware corporation (the “Issuer”), for value received, hereby promises to pay to WCAS CAPITAL PARTNERS IV, L.P., or its registered assigns (collectively, the “Holder”), the principal sum of TWENTY FIVE MILLION DOLLARS ($25,000,000) with interest thereon on the terms and conditions set forth in the hereinafter defined Securities Purchase Agreement.

Notwithstanding any provision to the contrary in this Note or the Securities Purchase Agreement, the Issuer shall not be required to pay, and the Holder shall not be permitted to contract for, take, reserve, charge or receive, any compensation, which constitutes interest under applicable law in excess of the maximum amount of interest permitted by law.

This Note is issued pursuant to that certain Securities Purchase Agreement, dated as of June 15, 2007 (as amended, restated or otherwise modified from time to time, the “Securities Purchase Agreement”), by and among the Issuer and the Holder, and Holder is entitled to the benefits thereof. All capitalized terms used but not defined herein shall have the meanings respectively ascribed to them in the Securities Purchase Agreement. Each Holder of this Note will be deemed, by its acceptance hereof, to have agreed to the provisions and to have made the representations and warranties set forth in Article IV of the Securities Purchase Agreement.

This Note is transferable only by surrender hereof at the principal office of the Issuer, duly endorsed, accompanied by a written instrument of transfer duly executed by the registered Holder of this Note as shown in the register of the Issuer or as otherwise permitted under the Securities Purchase Agreement.

This Note is also subject to mandatory and optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Securities Purchase Agreement, but not otherwise.

Except as provided in Section 3.01(b) of the Securities Purchase Agreement, all payments of amounts due under this Note shall be in such coin or currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

If an Event of Default (as such term is defined in the Securities Purchase Agreement) occurs and is continuing, the unpaid principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable premium) and with the effect provided in the Securities Purchase Agreement.

This Note and the rights and obligations of the parties hereto shall be deemed to be contracts under the laws of the State of New York and for all purposes shall be governed by and construed and enforced in accordance with the laws of said State.

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IN WITNESS WHEREOF, this Note is executed and delivered as of the date first set forth above.

TRANSFIRST PARENT CORP.

By:	/s/ Lucas Garman
	Name:	Lucas Garman
Title: